SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b),
         (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No.1)*

                         Silver Standard Resources Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                             ---------------------
                         (Title of Class of Securities)

                                    82823L106
                               -----------------
                                 (CUSIP Number)

                                December 31, 2004
                              --------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  1,493,876

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  1,493,876

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,493,876

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.9%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,419,124

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,419,124

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,419,124

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.7%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,419,124

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,419,124

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,419,124

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.7%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(b) with respect to the shares of common stock, no par value (the "Common Stock") of Silver Standard Resources Inc. (the "Issuer") beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries ("Elliott Associates"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc.
("International Advisors" and collectively, the "Reporting Persons") as of February 8, 2005 and amends and supplements the Schedule 13G filed on October 27, 2004 (collectively, the "Schedule 13G"). Except as set forth herein, the
Schedule 13G is unmodified.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)   Amount beneficially owned:

         Elliott Associates beneficially owns 1,493,876 shares of Common Stock.

         Elliott International and International Advisors together beneficially own 1,419,124 shares of Common Stock.

         Elliott Associates, Elliott International and International Advisors together beneficially own an aggregate of 2,913,000 shares of Common Stock.

  (b)    Percent of class:

         Elliott Associates' beneficial ownership of 1,493,876 shares of Common Stock constitutes 2.9% of all of the outstanding shares of Common Stock.

         Elliott International and International Advisors' aggregate beneficial ownership of 1,419,124 shares of Common Stock constitutes 2.7% of all of the outstanding shares of Common Stock.

         Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership of 2,913,000 shares of Common Stock constitutes 5.6% of all the outstanding shares of Common Stock.

  (c)    Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote

             Elliott Associates has sole power to vote or direct the vote of 1,493,876 shares of Common Stock.

        (ii) Shared power to vote or to direct the vote

             Elliott International and International Advisors together have shared power to vote or direct the vote of 1,419,124 shares of Common Stock.

       (iii) Sole power to dispose or to direct the disposition of

             Elliott Associates has sole power to dispose or direct the disposition of 1,493,876 shares of Common Stock.

        (iv) Shared power to dispose or to direct the disposition of

             Elliott International and International Advisors together have shared power to dispose or direct the disposition of 1,419,124 shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          See Exhibit B.

Item 10.  Certification.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2005

       ELLIOTT ASSOCIATES, L.P.
       By: Elliott Capital Advisors, L.P., as General Partner
             By: Braxton Associates, Inc., as General Partner


                  By: /s/ Elliot Greenberg
                      ----------------------------
                         Elliot Greenberg
                         Vice President

       ELLIOTT INTERNATIONAL, L.P.
       By: Elliott International Capital Advisors Inc.,
           as Attorney-in-Fact


           By: /s/ Elliot Greenberg
               ----------------------------
                  Elliot Greenberg
                  Vice President

         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By:  /s/ Elliot Greenberg
              ----------------------------
                 Elliot Greenberg
                 Vice President

                                    EXHIBIT B

     Elliott Associates owns 1,493,876 shares of Common stock through its subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership.